UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

CoreSite Realty Corporation
(Name of Subject Company)

CoreSite Realty Corporation
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

21870Q105
(CUSIP Number of Class of Securities)

Jeffery S. Finnin
Chief Financial Officer
CoreSite Realty Corporation
1001 17th Street, Suite 500
Denver, CO 80202
(866) 777-2673

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Adam O. Emmerich
Zachary S. Podolsky
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by CoreSite Realty Corporation (the “Company”), a corporation organized under the laws of Maryland, with the Securities and Exchange Commission on November 29, 2021, relating to the tender offer by Appleseed Merger Sub LLC, a Maryland limited liability company (“Purchaser”) and a wholly owned subsidiary of Appleseed Holdco LLC, a Delaware limited liability company (“Holdco”) and a wholly owned subsidiary of American Tower Investments LLC, a California limited liability company (“Parent”) and a subsidiary of American Tower Corporation, a Delaware corporation (“American Tower”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares” and each, a “Share”) at a price per Share of $170.00, without interest and subject to any applicable withholding taxes, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 29, 2021, as it may be amended or supplemented from time to time, and the related Letter of Transmittal, as it may be amended or supplemented from time to time (together with the Offer to Purchase, the “Offer”). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 4. This Amendment No. 4 is being filed to reflect certain updates as set forth below. For clarity, new text within restated paragraphs from the Schedule 14D-9 are highlighted with bold, underlined text, and stricken-through text shows text being deleted in the Schedule 14D-9.

Item 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The last sentence of the first paragraph on page 4, under the heading “Confidentiality Agreement”, is amended and restated as follows:

The Confidentiality Agreement also includes customary two-year standstill restrictions, including a customary “don’t ask, don’t waive” provision, which restrictions terminate in the event any person enters into a definitive agreement with the Company to acquire more than 50% of the Company’s outstanding voting securities, among other circumstances.

Item 4.	THE SOLICITATION OR RECOMMENDATION.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The second sentence in the last paragraph on page 14, under the heading “Background of the Offer and the Mergers”, is amended and restated as follows:

~~Later that month~~On July 7, representatives of one of these private equity firms participated in a discussion with Company representatives regarding the possibility of collaborating with respect to joint venture or acquisition financing transactions.

The second full paragraph on page 16, under the heading “Background of the Offer and the Mergers”, is amended and restated as follows:

“On August 24 and 31, 2021, Mr. Szurek and Mr. Bartlett further discussed a potential change-of-control transaction between the Company and American Tower. No specific proposals were made during these conversations.”

The third sentence of the fourth full paragraph on page 18, under the heading “Background of the Offer and the Mergers”, is amended and restated as follows:

On November 11, 2021, Party A and American Tower submitted revised acquisition proposals, including revised markups of the form merger agreement. Both proposals indicated that they were “final.” Party A’s proposal contemplated consideration consisting of a fixed exchange ratio of shares of Party A common stock per Share and $16.50 in cash per Share (implying an approximately $164.58 per Share value based on the market price of Party A’s common stock at the time).

The table and related footnotes appearing under the heading “Management Projections” in the first full paragraph on page 24 is amended and restated as follows:

	Fiscal Year Ending December 31,
(Dollars in millions, other than per share amounts)	2021E (1)	2022E	2023E	2024E	2025E
Total Revenue	$650	$702	$751	$815	$877
Total Operating Expenses (2)	$274	$296	$315	$339	$358
EBITDA (3)	$331	$353	$381	$418	$458
Adjusted EBITDA (4)	$346	$373	$403	$441	$483
Capital Expenditures	$142	$195	$299	$170	$161
FFO / Share (5)	$5.60	$6.01	$6.52	$7.11	$7.71
AFFO / Share (6)	$5.27	$6.00	$6.54	$7.18	$7.71
Net Income / Share (7)	$2.07	$2.33	$2.92	$3.33	$3.87
Unlevered Free Cash Flows (8)		$128	$41	$236	$289

(1) Includes actual amounts for the six-month period ended June 30, 2021, plus projections for the six-month period ended December 31, 2021.

(2) Total Operating Expenses is defined as the summation of the following categories of expense: property operating and maintenance, real estate taxes and insurance, sales and marketing, and rent.

(3) EBITDA is defined as earnings before interest, taxes, depreciation and amortization, gains or losses from the sale of depreciated property, and impairment of depreciated property.

(4~~2~~) Adjusted EBITDA is defined as EBITDA, after adding back non-cash compensation expense, transaction costs from unsuccessful deals and business combinations and litigation expense as well as adjusting for the impact of other impairment charges, gains or losses from sales of undepreciated land and gains or losses on early extinguishment of debt. In the second fiscal quarter of 2021, the Company excluded from adjusted EBITDA a one-time, non-cash benefit of $3.1 million as a result of the release of a tax liability during the quarter that is no longer expected to be incurred.

(5~~3~~) FFO / Share is defined as the quotient of (i) net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales of property and undepreciated land and impairment write-downs of depreciable real estate, plus real estate related depreciation and amortization (excluding amortization of deferred financing costs) and after adjustments for unconsolidated partnerships and joint ventures divided by (ii) weighted average diluted common shares and OP units outstanding.

(6~~4~~) AFFO / Share is defined as the quotient of (i) adding to or subtracting from FFO the Company’s amortization of deferred financing costs and hedge amortization, non-cash compensation, non-real estate depreciation, impairment charges, below market debt amortization, net straight line rent adjustments, net amortization of above and below market leases, recurring capital expenditures, tenant improvements, capitalized leasing costs divided by (ii) weighted average diluted common shares and OP units outstanding.

(7) Net Income / Share is defined as the quotient of (i) net income (loss) (computed in accordance with GAAP) divided by (ii) weighted average diluted common shares and OP units outstanding.

(8~~5~~) Unlevered Free Cash Flow is defined as Adjusted EBITDA less stock-based compensation, capital expenditures, and changes in net working capital. Calculated by Evercore for purposes of its discounted cash flow analysis based on financial forecasts and estimates provided by management.

The table appearing under the heading “Selected Public Companies Analysis” in the second paragraph from the bottom of page 27 is amended and restated as follows:

Selected Companies	TEV	Price as of November 12, 2021	TEV / 2022E Adj. EBITDA	Price / 2022E AFFO
CyrusOne Inc.	$14,099	$83.36	22.1x	20.5x
Cyxtera	$3,377	$9.83	13.8x	N/A
Digital Realty Trust, Inc.	$61,258	$157.97	23.8x	23.3x
Equinix, Inc.	$82,928	$836.91	24.5x	26.3x
Switch, Inc.	$7,925	$25.65	22.3x	20.5x
Company (Management estimates)	$9,946	$147.79	26.7x	27.8x
Company (Street consensus)	$9,946	$147.79	26.8x	29.3x

The second full paragraph under the heading “Precedent Transaction Analysis” on page 28 is amended and restated as follows and the following table replaces in its entirety the table appearing under the heading “Precedent Transaction Analysis” on pages 28 and 29:

The selected precedent transactions reviewed by Evercore ~~were~~, as well as certain publicly available valuation metrics for each transaction, are shown below:

Announcement	Closing			Total Enterprise Value	EBITDA Multiple		AFFO / Share Multiple
Date	Date	Acquiror	Target	($ millions)	LTM	NTM	NTM
6/7/21	8/31/21	Blackstone Group	QTS Realty Trust	8,564	27.2	24.8	28.8
5/3/21	6/7/21	Switch	Data Foundry	420	-	20.9	-
3/17/21	3/17/21	Ascendas	Digital Realty Trust (11 European Assets)	680	-	-	-
9/29/20	2/3/21	DataBank	zColo	1,400	-	-	-
8/10/20	9/1/21	Equinix	GPX Data Centers	161	-	15.0	-
7/7/20	11/20/20	Colony Capital	Vantage Data Centers	1,500	-	-	-
6/1/20	10/1/20	Equinix	Bell Canada (13 Canadian Data Centers)	780	-	-	-
12/11/19	1/6/20	Colony Capital	DataBank	907	-	-	-
10/29/19	3/13/20	Digital Realty Trust	InterXion	8,377	25.2	21.7	-
10/4/19	1/9/20	Equinix	Axtel (3 Data Centers)	175	-	19.0	-
8/27/19	8/27/19	Shagang Group (China)	Global Switch (24% stake)	7,500	28.6	-	-
5/8/19	7/26/19	Asterion Industrial Partners	Telefonica (11 data centers)	616	20.0	-	-
1/25/19	3/1/19	Berkshire Partners	Teraco Data Environments (Maj. Stake)	1,000	22.0	-	-
1/4/19	1/4/19	Brookfield Asset Management	DCI Data Centers	385	19.2	-	-
9/24/18	12/20/18	Digital Realty Trust	Ascenty	2,250	-	15.5	-
2/14/18	4/3/18	Equinix	Infomart (Dallas)	800	32.0	-	-
12/21/17	8/27/18	CyrusOne	Zenium Data Centers	442	-	24.6	-
12/18/17	4/18/18	Equinix	Metronode	792	-	21.1	-
12/11/17	1/10/18	Iron Mountain	IO Data Centers (US Operations)	1,315	-	16.7	-
6/9/17	9/14/17	Digital Realty Trust	DuPont Fabros	7,595	23.0	20.3	19.6
3/27/17	4/27/17	DBRG, PSP, TIAA Consortium	Vantage Data Centers	1,200	-	-	-
2/2/17	3/21/17	Stonepeak	Cologix	1,250	-	-	-
12/6/16	5/1/17	Equinix	Verizon (US / LatAm: 29 Data Centers)	3,595	-	13.3	-
11/4/16	5/2/17	BC Partners, Medina Consortium	CenturyLink Portfolio (57 Data Centers)	2,300	12.0	-	-
8/14/15	10/12/15	Digital Realty Trust	TelX	1,886	16.4	-	-
5/7/15	1/15/16	Equinix	Telecity	4,079	16.3	16.1	-

The final two paragraphs on page 29 and the first paragraph on page 30, under the heading “Discounted Cash Flow Analysis”, are amended and restated as follows:

Evercore calculated ranges of terminal values for the Company as of December 31, 2025 using the following two alternative methods:

•	a perpetuity growth method – under which Evercore calculated a range of terminal values for the Company by applying, based on its professional judgment and experience, perpetuity growth rates that were appropriate for the Company as of December 31, 2025 given its business characteristics and the data center sector in which it participates, and that ranged~~ranging~~ from 2.00% to 2.75%, to the estimate of 2025 unlevered free cash flow calculated based on the Projections; and

•	a terminal multiple method – under which Evercore calculated a range of terminal values for the Company by applying, based on its professional judgment and experience, terminal multiples that were appropriate for the Company as of December 31, 2025 given its business characteristics and the data center sector in which it participates, and that ranged~~ranging~~ from 22.0x to 26.0x to the estimate of 2025 Adjusted EBITDA reflected in the Projections.

Evercore derived ranges of implied enterprise values for the Company by discounting~~discounted~~ the Company’s projected, unlevered free cash flows over the period from January 1, 2022 through December 31, 2025 and the ranges of terminal values for the Company it calculated under each of the methods described above to present value as of December 31, 2021, using rates based on Evercore’s judgment of the estimated range of the Company’s weighted average cost of capital of 6.25% to 7.25%~~, to derive ranges of implied enterprise values for the Company~~. This range was based on Evercore’s indicative calculation of the Company’s weighted average cost of capital of 6.78% as determined utilizing the capital asset pricing model and using weekly adjusted betas sourced from Bloomberg for the two-year period ending November 21, 2021 for selected public companies in the data center industry. From the ranges of implied enterprise values, Evercore then deducted the sum of Company management’s estimate of the Company’s total debt as of December 31, 2021 of $1,822 million, added Company management’s estimate of the Company’s cash as of December 31, 2021 of $4 million, and divided the results by ~~the~~Company management’s estimate of the Company’s fully diluted outstanding Shares as of December 31, 2021 of 49.0 million, in each case based on the Projections, to derive ranges of implied equity values per Share as set forth below, which Evercore compared to (x) the value per Share implied by the Merger Consideration of $170.00, (y) the closing price of the Shares on November 12, 2021, which was the last trading day before the announcement of the Transactions, of $166.59 and (z) the closing price of the Shares on November 2, 2021, which based on Evercore’s judgment was the last trading day before the share price of the Company was affected by market speculation regarding a transaction involving the Company, of $147.79:

The third paragraph from the bottom on page 30, under the heading “Analysts’ Price Targets Analysis”, is amended and restated as follows:

Evercore reviewed selected publicly available share price targets of research analysts’ estimates known to Evercore as of November 12, 2021 shown in the table below, noting that the low and high share price targets ranged from $126.00 to $170.00 per Share.

Broker	Date	Rating	Target Price
Truist Securities	11/09/21	Buy	$170.00
Cowen	11/12/21	Buy	$169.00
Berenberg	10/29/21	Buy	$165.00
Credit Suisse	10/29/21	Buy	$158.00
MoffettNathanson	11/11/21	Buy	$156.00
Evercore ISI	10/29/21	Hold	$154.00
Raymond James	10/28/21	Buy	$153.00
Stifel	11/09/21	Hold	$145.00
JP Morgan	10/29/21	Sell	$142.00
Jefferies	10/28/21	Hold	$141.00
BMO Capital Markets	10/31/21	Hold	$140.00
Baird	11/04/21	Hold	$136.00
RBC Capital Markets	10/28/21	Hold	$136.00
Wells Fargo	11/10/21	Sell	$135.00
Barclays	10/28/21	Sell	$126.00

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CORESITE REALTY CORPORATION

Date: December 20, 2021	By:	/s/ Jeffrey S. Finnin
	Name:	Jeffrey S. Finnin
	Title:	Chief Financial Officer